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                                                 Exhibit D-2(a)




          UNITED STATES OF AMERICA 73 FERC paragraph 62,181
                  FEDERAL ENERGY REGULATORY COMMISSION

Nantucket Electric Company and  )       Docket Nos. EC95-20-000
New England Electric System     )                   EL95-74-000

     ORDER AUTHORIZING DISPOSITION OF JURISDICTIONAL FACILITIES

                     (Issued December 19, 1995)

               On August 18, 1995, New England Electric System (NEES) and Nantucket Electric Company (Nantucket) (collectively, Applicants) jointly filed a petition for declaratory order disclaiming jurisdiction and, in the alternative, an application under section 203 of the Federal Power Act (FPA) 1/ for Commission authorization for Nantucket to merge into NEES. In light of Applicants' request for action in this matter and their alternative application under section 203, jurisdiction over Nantucket's proposed disposition of facilities is assumed and action is taken on the application without prejudice to Applicants' petition. As discussed below, Nantucket's disposition of jurisdictional facilities as part of the merger of Nantucket into NEES is consistent with the public interest.

          Background

               Nantucket owns and operates an electric system on the island of Nantucket, Massachusetts. Nantucket, which serves approximately 8,600 retail customers, currently is not interconnected with another electric utility. In 1994, Nantucket and New England Power Company (NEP), a NEES subsidiary, entered into a number of agreements related to the construction of a 26-mile, 46 kV undersea cable to link Nantucket's electric facilities with NEES' mainland transmission network. 2/ One of the agreements is a Power Sales Agreement, the terms of which provide for NEP to supply Nantucket with partial requirements service for 20 years and for Nantucket to sell capacity and energy to NEP for dispatch in the New England Power Pool in return for capacity credits and reimbursement for energy-related costs. 3/ After further negotiations, Nantucket


          1/   16 U.S.C. section 824(b)(1988).

          2/ Initially, Nantucket Cable Electric Company, a subsidiary of NEES, agreed to construct, own and operate the undersea cable and related facilities (Cable Facilities). Under the terms of the revised arrangement, which is described infra, Nantucket will construct and operate the Cable Facilities. According to the application, the Cable Facilities are expected to enter service in early 1997.

          3/ The Power Sales Agreement, which was accepted for filing by unpublished Commission letter order dated December 14, 1994 in

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          Nantucket Electric Company, et al. -- Docket No. EC95-20-000


          and NEES now propose to merge Nantucket into NEES as a separate subsidiary with Nantucket to take full requirements service from NEP once the undersea cable is completed. The new service arrangement will supersede the terms of the Power Sales
          Agreement. 4/

          Description of the Proposed Merger

               Under an executed merger agreement dated March 22, 1995 (Merger Agreement), Nantucket will be merged into NEWCO, a wholly-owned NEES subsidiary that has been formed for the specific purpose of merging with Nantucket. The surviving company will be named Nantucket and will be a wholly-owned subsidiary of NEES.

               The Merger Agreement provides that current Nantucket shareholders will receive NEES common shares equivalent to (1) $125 per Nantucket share, plus (2) interest on $125 per Nantucket share, based on the First National Bank of Boston prime rate, from March 22, 1995 until the closing date of the merger. 5/

               The Merger Agreement also provides that, after the Cable Facilities are constructed, (1) NEP will acquire certain of Nantucket's generation facilities (approximately 15 MW), which will remain in operation, and (2) Nantucket will remove from service and decommission its other generation facilities. 6/

          3/(...continued)
               Docket No. ER94-1155-000, is designated as Nantucket Rate Schedule No. 1 and NEP Rate Schedule No. 437.

          4/ Applicants indicate that the Power Sales Agreement will be superseded (and all other agreements will be cancelled) if the merger is approved. If the merger is not approved, interconnection of the systems and sales of power and energy will be accomplished in accordance with the terms of the Power Sales Agreement.

          5/ The total value of NEES shares to be issued is expected to be $3.5 million (plus interest), based on 28,000 shares of Nantucket common stock outstanding.

          6/ Merger Agreement at 35; Application at 14 and Exhibit G, Testimony of John G. Cochrane before the Massachusetts Department of Public Utilities at 18.
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          Nantucket Electric Company, et al. -- Docket No. EC95-20-000


          Request for Waiver

               Nantucket requests waiver of the requirements of section 33.2(g) that plant account data submitted for Nantucket conform to the Commission's Uniform System of Accounts (USofA). Nantucket states that it does not maintain its plant accounts in strict conformance with the USofA. In light of the cost to reconstruct its books, Nantucket requests waiver of this requirement.
          Nantucket also requests waiver of the requirement of Exhibits C and E of section 33.3 that balance sheets and income statements for the most recent twelve-month period be provided on a pro forma basis, claiming that the pro forma effects of the merger are immaterial.

               Good cause has been shown for granting waiver of the requested waivers. Applicants, however, shall comply with the accounting requirements set forth below.

          Notice of Filing

               Notice of the application was published in the Federal Register with comments due on or before September 7, 1995. No comments were received.

          Discussion

               1.  Effect on Costs and Rate Levels

               Nantucket states that the proposed merger will produce cost savings and lower rates for its customers. The merger is expected to reduce administrative and general costs as a result of reductions in outside vendor costs for legal and other consultants, economies of scale in purchases of fuel and other materials, automation and/or consolidation of support functions and administrative and reporting requirements. According to the application, the merger will save Nantucket's customers $13 million over the period from 1996-2016 compared with the costs associated with Nantucket remaining an independent company and receiving service from NEP under the terms of the Power Sales Agreement. 7/ Nantucket also indicates that there should be savings in financing costs due to the improved credit quality of the company as a subsidiary of NEES. Furthermore, as a condition to the merger, Nantucket's customers will receive a five percent reduction in their base rates upon consummation of the merger. Upon consideration of the above, and in the absence of opposition to


          7/ See Application at 26-27, and Exhibit G, Testimony of James E. Joynt before the Massachusetts Department of Public Utilities at 3-4.
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          Nantucket Electric Company, et al. -- Docket No. EC95-20-000


          Applicants' projections, it is concluded that the proposed transaction will not adversely affect costs or rates.

               2. Proposed Accounting Treatment

               Nantucket indicates that the merger will be accounted for under the purchase method of accounting. In addition, based on the $125 per share exchange price for Nantucket common stock, Nantucket states that the transaction will result in a negative acquisition adjustment of $500,000 to $1,000,000. Subject to Nantucket's compliance with the accounting requirements set forth below, the proposed accounting for the transaction will not adversely affect the public interest.

               Nantucket shall record any negative acquisition adjustment associated with the merger transaction in Account 114, Electric Plant Acquisition Adjustments, and shall amortize such amount to Account 108, Accumulated Provision for Depreciation of Electric Utility Plant, in accordance with the requirements of those accounts.

               Nantucket shall use appropriate accounting procedures to determine costs properly assignable to units of property retired from service. Such procedures shall be consistent with Electric Plant Instructions 10 and 11 of the USofA and Part 116, Units of Property for Use in Accounting for Additions and Retirements of Electric Plant, of the Commission's regulations. 8/

               Nantucket also shall account for the transaction in accordance with the requirements of Electric Plant Instruction 5 and Account 102, Electric Plant Purchased or Sold, of the USofA. Nantucket shall record any transaction costs incurred as a result of the merger in Account 426.5, Other Deductions. In accordance with the requirements of Account 102, Nantucket shall submit a filing to the Commission's Chief Accountant, within six months of the date of merger closing, that identifies the proposed accounting for the effects of the merger, including accounting for transaction costs.

               3. Reasonableness of the Purchase Price and Evidence of
                  Coercion

               Nantucket indicates that the proposed merger, including the purchase price, was the result of arms-length negotiations between NEES and Nantucket. Furthermore, there is no evidence that the proposed transaction results from coercion. Therefore, the reasonableness of the purchase price and evidence of coercion are


          8/   18 C.F.R. Parts 101 and 116 (1995).
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          Nantucket Electric Company, et al. -- Docket No. EC95-20-000


          not relevant concerns here.

               4. Effect of the Transaction on Competition

               Applicants state that the merger will not adversely affect the existing competitive situation because Nantucket currently is electrically isolated and thus does not compete in any mainland power markets. Moreover, the Merger Agreement provides for Nantucket to transfer ownership of 15 MW of generation to NEP and to decommission its remaining, apparently obsolete, generation.

               According to the Application, NEP currently has in effect tariffs offering firm point-to-point, nonfirm point-to-point, and network service for transmission-dependent utilities. NEP commits that, post-merger, any transmission facilities owned by Nantucket will be made available under these tariffs. Furthermore, if NEP has not been required to file revised transmission tariffs pursuant to Commission order (e.g., in Docket No. RM95-8-000), or has not otherwise filed revised transmission tariffs earlier, NEP also commits to file revised transmission tariffs not later than sixty days before the Cable Facilities are expected to enter service. 9/ Upon consideration of the above, including the commitments made by NEP, and in the absence of opposition, the disposition of jurisdictional facilities by Nantucket will not adversely affect competition.

               5. Impairment of Effective Regulation

               After the merger, Nantucket's rates will remain subject to the jurisdiction of the Massachusetts Department of Public Utilities. Upon completion of the Cable Facilities, Nantucket will become a wholesale customer of NEP. The Commission will continue to have jurisdiction over NEP's wholesale rates, including those for service to Nantucket. Consequently, there is no evidence that effective regulation will be impaired.

          Conclusion

               Based on the foregoing analysis and the absence of opposition to the Application, it is concluded that the disposition of jurisdictional facilities by Nantucket will be consistent with the public interest and is authorized subject to the following conditions:

               (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the


          9/   Merger Application at 14-15.
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          Nantucket Electric Company, et al. -- Docket No. EC95-20-000


                    application;

               (2) The Commission retains the authority under section 203(b) of the Federal Power Act to issue supplemental orders as appropriate;

               (3) The foregoing authorization is without prejudice to the authority of this Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

               (4) Nothing in this order shall be construed to imply acquiescence in any estimate of determination of cost or any valuation of property claimed or asserted; and

               (5) Nantucket shall comply with the accounting requirements as discussed in the body of this order.

               Authority to act on this matter is delegated to the Director, Division of Opinions and Systems Analysis, pursuant to 18 C.F.R.
          section 375.308.  This order constitutes final agency action.

               Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. section 385.713.



                                        Robert E. Cackowski
                                        Director, Division of Opinions
                                        and Systems Analysis